

Mail Stop 3720

June 1, 2010

Mr. Michael V. Lewis
Chief Executive Officer
RealD Inc.
100 N. Crescent Drive, Suite 120
Beverly Hills, CA 90210

> **Re:    RealD Inc.**
> **Registration Statement on Form S-1**
> **Filed on April 9, 2010, as amended May 10, 2010 and May 26, 2010**
> **File No. 333-165988**

Dear Mr. Lewis:

We have reviewed your May 26, 2010 letter and filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Forward stock split, page 4

1. We note that the forward stock split is effective prior to the closing of the offering and it will be reflected retroactively in the registration statement. After we review the forward stock split, we may have further comments.

Inventories, page 66
Note 2. Inventories and deferred costs-eyewear, page F-12

2. We note that the estimated usage period is upon delivery. Please tell us in detail how the level of admissions for 3D motion pictures supported this usage period. In addition, clarify in the first bullet that no expense is recognized between the time of shipment and until the delivery is made.

Item 16.  Exhibits and financial statement schedules, page II-3

    3.  We note that you have filed a number of agreements as exhibits to your registration statements that do not include conformed signatures.  Examples include the agreements filed as Exhibits 10.27, 10.28, 10.29, 10.30, 10.35 and 10.36.  Please re-file the fully executed versions of these agreements.

\*   \*   \*   \*

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me with any other questions.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director

cc:    C. Thomas Hopkins, Esq.,
       Sheppard, Mullin, Richter & Hampton LLP
       Via Facsimile:  (805) 879-1872